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                            March 24, 2022

       Gaga Gvenetatdze
       President
       Kheoba Corp.
       24 Vazha-Pshavela St.
       Tbilisi, Georgia 0105

                                                        Re: Kheoba Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 28,
2022
                                                            File No. 333-263020

       Dear Mr. Gvenetatdze:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. Please revise to ensure your cover page complies with the current version of Form S-1, available on our
website at https://www.sec.gov/files/forms-1.pdf. In this regard, please note that your cover
page should include a checkbox indicating whether the registrant has elected not to use the
extended transition period for complying with new or revised financial accounting
standards.
   2. Disclose prominently on the cover page that Mr. Gvenetatdze currently controls the company and include a
cross-reference to a risk factor discussing related risks.
                                                        Additionally, describe
the voting power expected to be held by Mr. Gvenetatdze following this offering.
 Gaga Gvenetatdze
Kheoba Corp.
March 24, 2022
Page 2
3. We note references on the cover page and throughout the registration statement of your intentions to apply to have the company's shares quoted on the OTC Bulletin Board.
         Please remove all references to the OTCBB as FINRA ceased operation of the OTCBB on
         November 8, 2021.
Implications of Being an Emerging Growth Company, page 4

4. Please update your disclosure to reflect that the current revenue threshold for an EGC is
         $1.07 billion. Refer to the definition of Emerging Growth Company in Rule 405 under the Securities Act.
Risk Factors, page 7

5. Given the nature of your business plan to facilitate international travel to Georgia and the proximity of Georgia to Russia and Ukraine, add a risk factor describing the potential
         impact of Russia   s invasion of Ukraine on your planned business.
6. Your disclosure on page 9 that "Mr. Gvenetatdze has no significant experience in the software development industry" appears to conflict with disclosure on page 24. Please advise or revise.
Use of Proceeds, page 14

7. Please disclose whether you will use the net proceeds from the offering to pay compensation to Mr. Gvenetatdze or to repay the loan from Mr. Gvenetatdze.
Description of Business, page 19

8. Given your plans to develop an online platform, please disclose how the funds raised will be sufficient to develop the software and implement your business plan. In this regard, we note your references to developing an "artificial intelligence-based algorithm" and
         "integrated CRM" system.
Governmental Regulation, page 20

9. We note your disclosure that you are subject to compliance with various governmental regulations. Specify all material regulations that you will be subject to, along with any governmental approvals you will be required to obtain in connection with your planned business.
Financial
FirstNameStatements,  page 28
           LastNameGaga     Gvenetatdze
Comapany
10.        NameKheoba
       Please update yourCorp.
                          financial statements to include the interim period
ended January 31,
       2022.
March 24, 2022 Page 2
FirstName LastName
 Gaga Gvenetatdze
FirstName  LastNameGaga Gvenetatdze
Kheoba Corp.
Comapany
March      NameKheoba Corp.
       24, 2022
March3 24, 2022 Page 3
Page
FirstName LastName
General

11. It appears that you are a shell company as defined in Rule 405 under the Securities Act of
         1933. We note that you have no or nominal operations, assets consisting solely of cash and cash equivalents, nominal expenditures in furtherance of your business plan, and no revenues to date. We also note that significant steps remain to commence your business plan. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the limitations on the ability of your security holders to resell their securities in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.
12. Please provide an opinion of counsel regarding the legality of the securities being offered and sold pursuant to the registration statement as required by Item 601(b)(5)(i) of
         Regulation S-K.
13. Please disclose whether the company, its executive, any company promoters or their affiliates intend for the company, once reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Olivia Bobes, Law
Clerk, at (202) 551-7361 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology